Phone: 714/444-5151

Cell: 714/651-4414

Fax: 714/784-4231

John.mongelluzzo@mscsoftware.com

January 8, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation and Finance

Washington, DC 20549

Re:	Securities and Exchange Commission Staff Comment Letter
dated December 30, 2008

Dear Mr. Krikorian:

MSC.Software Corporation is in receipt of your letter dated December 30, 2008, regarding your office’s review of our Form 10-K for the fiscal year ended December 31, 2007 and our Definitive Proxy Statement filed April 17, 2008. The letter asked that we respond in 10 business days or tell you when we will provide a response. On January 8, 2009, our outside counsel spoke with Mr. Ryan Rohn, Staff Accountant. In this conversation, Mr. Rohn kindly agreed to the filing of our response to the comment letter on or before February 3, 2009, and this letter hereby confirms that as the date for our response.

If you have any questions regarding this matter, please do not hesitate to call me at the numbers listed above.

Sincerely,

/s/ John A. Mongelluzzo

John A. Mongelluzzo

Executive Vice President-Business Administration,

Legal Affairs and Secretary

cc:	Jason Hodges, Vorys, Sater, Seymour and Pease LLP
Douglas W. Campbell, General Counsel, MSC.Software Corporation

2 MacArthur Place, Santa Ana, CA 92707